Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF FEBRUARY 3, 2014

DATE, TIME AND PLACE: On February 3, 2014 at 8:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd floor, room 212 in the city and state of São Paulo.

CHAIR: Iran Siqueira Lima.

QUORUM: The full complement of elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following perusal of the Company’s account statements for fiscal year 2013, the Councilors decided to draft the following opinion:

  “Pursuant to its legal and statutory powers, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have examined the management report and account statements of the Company with respect to the fiscal year ending December 31, 2013. Based on the analysis conducted and in accordance with the unqualified report of PricewaterhouseCoopers Auditores Independentes, the council members are of the opinion that these documents adequately reflect the economic, financial and equity situation of the Company and meet the necessary conditions to be submitted for the examination and approval of the Stockholders.”

CONCLUSION: With the work of the council concluded, these minutes were duly signed having been drafted, read and approved by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer